SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                              Conus Holdings, Inc.
                              --------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
                         (Title of Class of Securities)


                                       N/A
                      (CUSIP Number of Class of Securities)


                               Richard J. Diamond
                             4590 44th Street South
                          St. Petersburg, Florida 33711
                                 (727) 864-4540
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 17, 2001
                          (Date of Event which Requires
                            Filing of this Schedule)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No.  N/A                                                       Page 2 of 4


                                  SCHEDULE 13D
------------------------------------------------------------------------------
         1    NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                      Richard J. Diamond
------------------------------------------------------------------------------
         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                      (b) [ ]
------------------------------------------------------------------------------
         3    SEC USE ONLY

------------------------------------------------------------------------------
         4    SOURCE OF FUNDS*
                           PF
------------------------------------------------------------------------------
         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)  [ ]
------------------------------------------------------------------------------
         6    CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States
------------------------------------------------------------------------------
               7       SOLE VOTING POWER
                            180,000
 NUMBER OF    ----------------------------------------------------------------
    SHARES     8       SHARED VOTING POWER
  OWNED BY                     0
    EACH      ----------------------------------------------------------------
 REPORTING     9       SOLE DISPOSITIVE POWER
PERSON WITH                 180,000
              ----------------------------------------------------------------
              10       SHARED DISPOSITIVE POWER
                               0
-------------------------------------------------------------------------------
         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                           180,000
-------------------------------------------------------------------------------
         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*   [ ]
-------------------------------------------------------------------------------
         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       18%
-------------------------------------------------------------------------------
         14   TYPE OF REPORTING PERSON*
                       IN
-------------------------------------------------------------------------------

CUSIP No.  N/A                                                       Page 3 of 4


Item 1.  Security and Issuer.

         This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the common stock, $0.001 par value (the "Common Stock"), of Conus Holdings, Inc., a Nevada corporation (the "Company"). The Company's principal executive office is located at 610 Newport Center Drive, Suite 800, Newport Beach, California 92660.

Item 2.  Identity and Background.

         (a) This statement is filed by Richard J. Diamond (the "Reporting Person") with respect to shares directly owned by him.

         Any disclosures herein with respect to persons other than the Reporting Person is made on information and belief after making inquiry to the appropriate party.

         (b) The business address of Mr. Diamond is 4590 44th Street South St. Petersburg, Florida 33711.

         (c) Mr. Diamond is the newly appointed President, Secretary and Treasurer of the Company and is a private investor.

         (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Diamond is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         Mr. Diamond purchased the shares from Mr. M. Richard Cutler, the former president, for nominal consideration.

Item 4.  Purpose of Transaction.

         The shares of Common Stock deemed to be beneficially owned by Mr. Diamond were acquired for, and are being held for, investment purposes. The shares of Common Stock were acquired for the purpose of acquiring control of the Company and seeking one or more strategic acquisitions. In connection therewith, Mr. Diamond may recommend and/or vote in favor of one or more proposals which would amend the Company's Certificate of Incorporation and for the appointment of directors.

         The Reporting Person may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. The Reporting Person may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market

CUSIP No.  N/A                                                       Page 4 of 4


or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law. Other than as set forth herein, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the
Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

         (a) As of the close of business on August 22, 2001, the Reporting Person was the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of 180,000 shares of Common Stock. As of August 22, 2001, these shares represented 18% of the sum of the 1,000,000 total shares of Common Stock outstanding.

         (b) The Reporting Person has the sole power to vote or dispose of, or to direct the vote or disposition of the Common Stock set forth on the cover sheet of this Schedule 13D.

         (c) There have been no transactions involving the shares of Common Stock of the Company engaged in during the 60 day period prior to and including June 22, 2001 up to the present.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons named in Item 2 of this statement and between such Reporting Persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         None

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: August 23, 2001                               /s/ Richard J. Diamond
                                                     ------------------------
                                                     Richard J. Diamond